UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO.  2 TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DELMAR PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)
247078108 (CUSIP Number of Common Stock Underlying Warrants)

Jeffrey A. Bacha
Chief Executive Officer and President
Suite 720 -- 999 West Broadway
Vancouver, British Columbia CANADA V5Z 1K5
Phone: (604) 629-5989
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:
Gregory Sichenzia, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, New York 100006
(212) 398-1207
Fax: (212) 930-9725

CALCULATION OF FILING FEE:

Transaction valuation (1)	Amount of filing fee (1)(2)
$8,183,975	$1,054.10

(1)
Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 9,195,478 shares of common stock (the “Offer to Amend and Exercise”), including: outstanding warrants to purchase 9,195,478 shares of the Company’s common stock issued to investors participating in the Company’s private placement financings closed on January 25, 2013, January 31, 2013, February 8, 2013 February 21, 2013, February 28, 2013, March 1, 2013 and March 6, 2013. The transaction value is calculated pursuant to Rule 0-11 using $.89 per share of common stock, which represents the average of the high and low sales price of the common stock on June 5, 2014.

(2)	Calculated by multiplying the transaction value by .0001288.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,054.10	Filing Party: DelMar Pharmaceuticals, Inc.
Form or Registration Number: 005-87181	Date Filed: June 9, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on June 9, 2014 (the “Original Schedule TO”), as previously amended by Amendment No. 1 filed with the SEC on June 26, 2014 (“Amendment No. 1” and together with the Original Schedule TO, the “Schedule TO”), relating to an offer by DelMar Pharmaceuticals, Inc. (the “Company”) to amend warrants to purchase an aggregate of 9,195,478 shares of common stock issued to investors in the Company’s private placement financings that closed on January 25, 2013, January 31, 2013, February 8, 2013, February 21, 2013, February 28, 2013, March 1, 2013, and March 6, 2013.

Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended, this Amendment No.  2 amends and restates only the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No.  2 should be read in conjunction with the Schedule TO and the related Offering Materials, as the same may be further amended or supplemented hereafter and filed with the SEC.

Item 1.	SUMMARY TERM SHEET

Item 4.	TERMS OF TRANSACTION

This Amendment No. 2 amends and supplements Items 1 and 4 of this Schedule TO as follows:

Offer to Amend and Exercise

The Company has revised Section 16: “Historical and Pro Forma Financial Information Regarding the Company”, of the Offer to Amend and Exercise to clarify disclosure relating to the Company’s pro forma condensed financial data.

Election to Participate and Exercise Warrant

The Company has revised the Election to Participate and Exercise Warrant to delete certain representations and warranties and add certain understandings and acknowledgments.

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)	Letter to Holders of Investor Warrants, as amended on June 26, 2014 *

	(1)(B)	Offer to Amend and Exercise, as amended on July 10 , 2014

	(1)(C)	Form of Election to Participate and Exercise Warrant, as amended on July 10 , 2014

	(1)(D)	Form of Notice of Withdrawal, as amended on June 26, 2014 *

	(1)(E)	Form of Investor Amended Warrant, as amended on June 26, 2014 *

	(1)(F)	Supplemental Company Information, dated June 26, 2014 *

	(1)(G)	Supplemental Letter to Holders of Investor Warrants, dated July 10, 2014

	(5)(A)	Annual Report on Form 10-K filed with the SEC on March 10, 2014 containing audited financial statements for the fiscal years ended December 31, 2013 and 2012 and incorporated herein by reference;

	(5)(B)	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, as filed with the SEC on May 15, 2014 and incorporated herein by reference.

(5)(C)
Post-Effective Registration Statement on Form S-1(File No. 333-189337) which registers the resale of the shares of common stock underlying the Investor Warrants (as filed with the SEC on April 17, 2014 and declared effective on April 29, 2014 and incorporated herein by reference)

(d)
(1) Investment Banking Agreement, dated August 15, 2013 by and between the Company and National Securities Corporation (“Original Investment Banking Agreement”) certain terms of which were extended on May 8, 2014.*

(2) Investment Banking Engagement Agreement extending certain terms of Original Investment Banking Agreement, dated May 8, 2014.*

(3) Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed with the SEC on January 31, 2013).

(g)	None.

(h)	None.

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELMAR PHARMACEUTICALS, INC.

Date: July 10 , 2014	By:	/s/ Jeffrey A. Bacha
Jeffrey A. Bacha
Chief Executive Officer and President
(Principal Executive Officer)

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